DOGNESS (INTERNATIONAL) CORP

May 20, 2022

Patrick Fullem and Sherry Haywood

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Dogness (International) Corp
Amendment No. 2 to Registration Statement on Form F-3
Filed April 11, 2022
File No. 262504

Dear Mr. Fullem and Ms. Haywood:

This letter is in response to the letter dated May 4, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Dogness (International) Corp (the “Company,” “we,” and “our”) with respect to the above-referenced Registration Statement on Form F-3 (the “Registration Statement”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Amendment No. 3 to Registration Statement is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-3 filed April 11, 2022

Prospectus Cover Page, page i

1.	We note your response to prior comment two. Please disclose in your Prospectus Summary section how recent statements and regulatory actions by China’s government, such as those related to anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Response: In response to the Staff’s comments, we have added disclosures regarding how recent statements and regulatory actions by China’s government related to the anti-monopoly concerns has or may impact the Company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange on page 6 under “Prospectus Summary – Permission Required from the PRC Authorities for the Company’s Operation and to Issue Our Class A Common Shares to Foreign Investors,” and on page 38 under “Risk Factors – The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Common Shares.”

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2.	Disclose whether cash generated from one subsidiary is used to fund another subsidiary’s operations, whether you have ever faced difficulties or limitations in your ability to transfer cash between subsidiaries, and whether you have cash management policies in place that dictates the amount of such funding.

Response: In response to the Staff’s comments, we have added disclosures to the cover page as paragraph No. 14 and under “Prospectus Summary – Dividend Distributions and Cash Transfer among Dogness and the Subsidiaries” on page 9 that as of the date of this prospectus, (i) no cash generated from one subsidiary has been used to fund another subsidiary’s operations, expect for the financing obtained by the Company be transferred to operating entitles for operations; (ii) we do not anticipate to face any difficulties or limitations in our ability to transfer cash between subsidiaries; and, (iii) as of the date of this prospectus, no cash generated from one subsidiary has been used to fund another subsidiary’s operations; for that reason, our cash management policies does not specifically address this type of transfers between subsidiaries. We do not anticipate any occasions where cash generated from one subsidiary needs to be transferred to another subsidiary and will comply with relevant PRC laws (discussed in paragraph No. 14 and on page 9 under “Prospectus Summary – Dividend Distributions and Cash Transfer among Dogness and the Subsidiaries”) should we decide to conduct such a transfer.

3.	Please disclose whether you have cash management policies/procedures that dictate how funds are transferred. Also, please disclose the limitations, if any, on the amount of funds the company can transfer out of China and do you have policies to address such limitations.

Response: In response to the Staff’s comments, we disclosure that we have cash management policies/procedures that dictate how funds are transferred.

We have previously disclosed the limitations on the amount of funds the Company can transfer out of China in paragraph 14 of the cover page and on page 9 under “Prospectus Summary – Dividend Distributions and Cash Transfer among Dogness and the Subsidiaries” In response to the Staff’s comments, we have revised our disclosures to include that (i) we have installed cash management policies or procedures in place that dictate how funds are transferred, under an umbrella of corporate policies and financial reporting policies; and (ii) even though our policies do not specifically address the limitations on the amount of funds the Company can transfer out of China, if we decide to transfer cash out of China in the future, all relevant transfers will be conducted in compliance with such limitations. In addition, we have provided a separate risk factor disclosing similar facts on page 49 under “Risk Factors – We may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Prospectus Summary, page 1

4.	We note your response to prior comment four and your disclosure that you and your subsidiaries have not received any requirements to obtain permissions from any PRC authorities, including the China Securities Regulatory Commission and Cyberspace Administration of China, to operate in China or to issue your Class A Common Shares to foreign investors. Please explain how you determined that permissions and approvals were not necessary. If the company relied on the advice of PRC counsel, please identify counsel and file the consent of counsel as an exhibit. If the company did not consult counsel, please explain why and the basis for your belief that you are not required to obtain approvals for your operations and offering.

Response: In response to the Staff’s comments, we have revised our disclosures under “Prospectus Summary – Permission Required from the PRC Authorities for the Company’s Operation and to Issue Our Class A Common Shares to Foreign Investors” and added on page 6, page 7, and page 8 that in reaching the conclusion that we and our subsidiaries have not received any requirements to obtain permissions from any PRC authorities, including the China Securities Regulatory Commission and Cyberspace Administration of China, to operate in China or to issue our Class A Common Shares to foreign investors, we relied on the advice of our PRC counsel, Jincheng Tongda & Neal Law Firm. The consent of our PRC counsel has been filed as Exhibit 23.4 to the Registration Statement.

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Enforceability of Civil Liabilities, page 70

5.	Please disclose, in a separate section, whether you have directors, officers or senior management located in China or Hong Kong. If so, please disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

Response: In response to the Staff’s comments, we have added a separate section under Enforceability of Civil Liabilities that all but one of our directors, officers or senior management are located in China. As a result, it may be more difficult for our Shareholders to enforce liabilities and enforce judgments on those individuals. We have previously provided a separate risk factor disclosing similar facts on page 46 and have revised the applicable portion to be consistent with the new separate section under Enforceability of Civil Liabilities.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anthony W. Basch, Esq., of Kaufman & Canoles, P.C., at (804)-771-5725.

Very truly yours,

By:	/s/ Silong Chen
Silong Chen
Chief Executive Officer and Director

cc:	Anthony W. Basch, Esq.
Kaufman & Canoles, P.C.

[signature page to the SEC response letter]

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